Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES PURCHASE OF APPROXIMATELY 340,000 SHARES OF
GIVEN IMAGING FOR APPROXIMATELY $8.6 MILLION

Tel Aviv, May 15, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that it has purchased, in a series of open market transactions, approximately 340,000 ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN), for an aggregate purchase consideration of approximately $8.6 million. As a result of the transactions, Elron's direct and indirect ownership interest in Given Imaging (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased from approximately 20.8% to approximately 21.9% of Given Imaging’s outstanding ordinary shares. In parallel transactions, Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, purchased the same number of shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging from approximately 13.9% to approximately 15.1% of Given Imaging's outstanding ordinary shares. Both Elron and DIC are part of the IDB group. It is the intention of each of Elron and DIC, subject to market conditions, to seek purchasing in parallel and on equal terms, up to 2.5% of Given Imaging's outstanding shares, including the aforementioned purchases. There is no assurance that Elron and DIC will purchase additional shares.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long- term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.

Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).